UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                            MASTERCARD INCORPORATED
                           ------------------------
                               (Name of Issuer)


                Class A Common Stock, $.0001 par value per share
                ------------------------------------------------
                        (Title of Class of Securities)


                                   57636Q104
                                --------------
                                (CUSIP Number)


                               January 30, 2007
                               ----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                              [ ]    Rule 13d-1(b)

                              [X]    Rule 13d-1(c)

                              [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 5 Pages

CUSIP No: 57636Q104                                           Page 2 of 5 Pages

.......... .....................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          SWISS RE FINANCIAL PRODUCTS CORPORATION
.......... ......................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.......... ......................................................................
3.        SEC Use Only
.......... ......................................................................
4.        Citizenship or Place of Organization

          Delaware
...................... ........ .................................................
Number of             5.       Sole Voting Power                  3,027,100
Shares                ........ .................................................
Beneficially          6.       Shared Voting Power                None
Owned by Each         ........ .................................................
Reporting             7.       Sole Dispositive Power             3,027,100
Person With           ........ .................................................
                      8.       Shared Dispositive Power           None
.......... ......................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,027,100
.......... ......................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.......... ......................................................................
11.       Percent of Class Represented by Amount in Row (9)

          3.8% based on 79,631,922 shares outstanding as of October 30, 2006
          (on January 30, 2007, Swiss Re Financial Products Corporation owned 5.30%)
.......... ......................................................................
12.       Type of Reporting Person:

          CO

                                                              Page 3 of 5 Pages


Item 1(a).      Name of Issuer:

                MasterCard Incorporated (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                2000 Purchase Street, Purchase, NY 10577

Item 2(a).      Name of Person Filing

                This Statement is filed on behalf of Swiss Re Financial Products Corporation ("Swiss Re Financial Products"), a Delaware corporation, and relates to Shares (as defined herein) held for its own account. Swiss Re Financial Products has sole voting and dispositive power over the Shares held for its own account.

Item 2(b).      Address of Principal Business Office, if None, Residence

                The address of the principal business office of Swiss Re Financial Products is Park Avenue Plaza 55 East 52nd Street, New York, NY 10055.

Item 2(c).      Citizenship:

                Swiss Re Financial Products is a Delaware corporation.

Item 2(d).      Title of Class of Securities:

                Class A Common Stock, $.0001 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                57636Q104

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                On January 30, 2007, Swiss Re Financial Products was the beneficial owner of 4,226,100 Shares, which included 209,700 Shares issuable to Swiss Re Financial Products pursuant to call options. As of February 7, 2007, Swiss Re Financial Products may be deemed to be the beneficial owner of 3,027,100 Shares, which includes 209,700 Shares issuable to Swiss Re Financial Products pursuant to call options.

                                                              Page 4 of 5 Pages


Item 4(b).      Percent of Class:

                On January 30, 2007, Swiss Re Financial Products was the beneficial owner of 5.30% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 79,631,922 shares of Class A common stock outstanding as of October 30, 2006). As of February 7, 2007, the number of Shares of which Swiss Re Financial Products may be deemed to be the beneficial owner of constitutes 3.8% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 79,631,922 shares of Class A common stock outstanding as of October 30, 2006).

Item 4(c).      Number of Shares of which such person has:

Swiss Re Financial Products:
---------------------------

(i)   Sole power to vote or direct the vote:                         3,027,100

(ii)  Shared power to vote or direct the vote:                               0

(iii) Sole power to dispose or direct the disposition of:            3,027,100

(iv)  Shared power to dispose or direct the disposition of:                  0


Item 5.         Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                This Item 7 is not applicable.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10. Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 5 of 5 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2007                  SWISS RE FINANCIAL PRODUCTS CORPORATION


                                        By: /s/ Danyal Ozizmir
                                            ----------------------------------
                                        Name:   Danyal Ozizmir
                                        Title:  Managing Director